[Helmerich & Payne, Inc. Letterhead]

Via Edgar

March 22, 2007

Ms. April Sifford
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Helmerich & Payne, Inc.
Form 10-K for Fiscal Year Ended September 30, 2006
Filed December 13, 2006
File No. 1-4221

Dear Ms. Sifford:

This letter sets forth the responses from Helmerich & Payne, Inc. (the “Company”) with respect to the staff’s comment letter dated March 7, 2007 on the Company’s Form 10-K for the year ended September 30, 2006.  The numbered responses in this letter correspond to the numbered paragraphs of the comment letter.  We have also included the comment along with the Company’s response to assist the review process.

In some of our responses, we have agreed to change or supplement the disclosures in our filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

***

Securities and Exchange Commission
March 22, 2007

Form 10-K for the Fiscal Year Ended September 30, 2006

Comment

  Business, page 1

1.               Please disclose the dollar amount of firm backlog orders as of a recent date and a comparable date in the preceding fiscal year, with an indication of the portion not reasonably expected to be filled in the current fiscal year, or tell us why this information is not material to a reader’s understanding of your business.  Refer to Item 101(c)(1)(vii) of Regulation S-K for additional guidance.

Response

We propose to include disclosures related to backlog in our periodic filings on a prospective basis similar to the following which would have been applicable for 2006:

The Company’s contract drilling backlog, consisting of both executed contracts with original terms in excess of one year and binding letters of intent for contracts of similar duration, as of October 31, 2006 and 2005 was $2.116 billion and $1.369 billion, respectively.  The increase in the Company’s backlog from 2005 to 2006 is primarily due to the execution of additional term-contracts for the operation of new FlexRigs.  Approximately 75 percent of the 2006 backlog is not reasonably expected to be filled in fiscal 2007.  Term contracts customarily provide for termination at the election of the customer with an “early termination payment” to be paid to the Company if a contract is terminated prior to the expiration of the fixed term.  However, under certain limited circumstances, such as destruction of a drilling rig, bankruptcy, sustained unacceptable performance by the Company, or later delivery of a rig beyond certain grace and/or liquidated damage periods, no early termination payment would be paid to the Company.  Accordingly, the actual amount of revenue earned may vary from the backlog reported.  In addition, a significant amount of the backlog represents term contracts for new rigs that will be constructed in the future.  The Company’s principal fabricator of rigs is located on the Texas Gulf Coast and its facilities are exposed to potentially greater hurricane damage.  See “Operating and Weather Risks”, “Fixed Term Contract Risk”, “Limited Number of Vendors” and “Thinly Capitalized Vendors” under Item “1A.  Risk Factors” of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 13, 2006.

The following table sets forth the total backlog by reportable segment as of October 31, 2005 and 2006, and the percentage of the October 31, 2006 balance not reasonably expected to be filled in fiscal 2007:

Reportable	Total Backlog		Percentage Not Reasonably
Segment	10/31/2005	10/31/2006	Expected to be Filled in Fiscal 2007
	(in billions)

Land	$1.369	$1.949	75.0%
Offshore	—	.078	96.7%
International	—	.089	45.5%
	$1.369	$2.116

Securities and Exchange Commission
March 22, 2007

Comment

Controls and Procedures, page 19

2.           We note that your disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Please expand to disclose whether your disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports it files or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm for additional guidance.

Response

Our future filings will include the following modification in Item 9A Controls and Procedures:

•                  The Company’s disclosure controls and procedures are effective at ensuring that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Discussion & Analysis, page 6

Comment

Results of Operations, page 7

3.               We note on page 11 that you had a lower effective tax rate in 2006 primarily as a result of adjustments to deferred tax accounts in certain international locations.  Please explain to us in detail the nature of these adjustments and describe for us how they impacted your financial results.

Response

SFAS 109, “Accounting for Income Taxes”, requires the recognition of a deferred tax asset or liability for the difference between the book and tax basis of assets and liabilities.  For companies with international operations that have a US Dollar functional currency, SFAS 109 further provides that deferred taxes must be provided for differences between the foreign currency financial reporting amount and the foreign currency tax bases of assets and liabilities.  During the fourth quarter of 2006 we determined that we had been inappropriately providing deferred taxes as it relates to this aspect of SFAS 109.  Specifically, we determined that previously reported deferred taxes had been provided based upon functional currency tax bases balance sheets.

Securities and Exchange Commission
March 22, 2007

This error in methodology, which resulted in a cumulative income adjustment of $12.3 million, was discovered when calculating the Company’s fiscal 2006 year-end income tax provision.  The difference was primarily attributable to the application of the erroneous methodology to temporary depreciation differences between book and tax.

Once the difference was identified, the Company evaluated the impact, including any potential effect on annual trends, and determined that it was not significant to any period presented in the 2006 Form 10-K and the cumulative difference that pre-dates amounts presented in the 2006 Form 10-K was not significant to retained earnings as of September 30, 2003.  Specifically, the cumulative adjustment of $12.3 million recorded in 2006 was approximately 4 percent of net income.  We further considered the impact on net income in 2005 and 2004 (excluding the impairment charge). Had the above referenced provision of SFAS 109 been applied properly in 2005, the impact on net income would have been approximately 3.5 percent of net income.  In 2004 (excluding the impairment charge), the impact on net income would have been approximately 2 percent.  Had this provision of SFAS 109 been applied appropriately in years prior to 2004, the impact is less than 1 percent of retained earnings as of September 30, 2003.  Once we determined that the impact was not of such significance that restatement was required, the cumulative tax adjustment was recorded and disclosed as a fourth quarter adjustment in the quarterly note to the financial statements and in the MD&A for the fiscal year ending September 30, 2006.  The cumulative adjustment to deferred income tax expense resulted in a lower tax rate in fiscal 2006.  The tax rate decreased from 37.80 percent to 35.01 percent.

Note 8 Financial Instruments, page 60

4.               We note that the estimated fair value of investments in limited partnerships exceeded the cost of investments.  Please disclose the fair value of the investments in limited partnerships pursuant to the guidance in SFAS 107.

Response

At September 30, 2006, the estimated fair market value of the limited partnerships was $14.5 million.  Our future filings will include disclosure of the estimated fair value of the investments for the limited partnerships.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
March 22, 2007

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company understands the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in their review of our filing or in response to their comments on our filing.

***

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of the Company’s Forms 10-K, please advise us at your earliest convenience.  You may reach the undersigned at 918-742-5531.

Sincerely,

/s/ Douglas E. Fears

Douglas E. Fears
Vice President and Chief Financial Officer